CUSIP No. 989855101	SCHEDULE 13D/A	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Zygo Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

989855101

(CUSIP Number)

Howard M. Berkower, Esq.

McCarter & English, LLP

245 Park Avenue

New York, New York 10167

(212) 609-6800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 14 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989855101	SCHEDULE 13D/A	Page 2 of 14

1	NAME OF REPORTING PERSON MAK Capital One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,370,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,370,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,370,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 989855101	SCHEDULE 13D/A	Page 3 of 14

1	NAME OF REPORTING PERSON Michael A. Kaufman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,370,060 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,370,060 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,370,060 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 989855101	SCHEDULE 13D/A	Page 4 of 14

1	NAME OF REPORTING PERSON MAK Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,073,785 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,073,785 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,073,785 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDULE 13D/A	Page 5 of 14

1	NAME OF REPORTING PERSON MAK-ro Capital Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,092 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,092 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 556,092 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDULE 13D/A	Page 6 of 14

1	NAME OF REPORTING PERSON Paloma International L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,183 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,183 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,183 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 989855101	SCHEDULE 13D/A	Page 7 of 14

1	NAME OF REPORTING PERSON S. Donald Sussman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,183 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,183 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 740,183 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 989855101	SCHEDULE 13D/A	Page 8 of 14

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 8, 2010 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D, filed with the SEC on April 9, 2010 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D, filed with the SEC on August 27, 2010 (“Amendment No. 2”), and Amendment No. 3 to the Original Schedule 13D, filed with the SEC on July 15, 2013 (“Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the “Schedule 13D”), with respect to the shares of the common stock, par value $0.10 per share (the “Common Stock”), of Zygo Corporation, a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth below in the Schedule 13D. This Amendment No. 4 amends Items 2, 4, 5 and 6 as set forth below.

Item 2                   IDENTITY AND BACKGROUND

Paragraphs (a) – (c) of Item 2 are hereby amended and restated in their entirety as follows:

The names of the persons filing this statement on Schedule 13D are: MAK Capital One LLC, a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (“MAK-ro Fund”), Michael A. Kaufman (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership (“Paloma”), and S. Donald Sussman (“Mr. Sussman,” and collectively, the “Reporting Persons”).

MAK GP LLC, a Delaware limited liability company (“MAK GP”), is the general partner of MAK Fund and MAK-ro Fund. Mr. Kaufman is the controlling person of MAK GP. Paloma Partners Management Company, a Delaware corporation (“PPM”), and Trust Asset Management LLP, a Delaware limited liability partnership (“TAM”), are the general partners of Paloma. Mr. Sussman is the controlling person of TAM. MAK Capital is the investment manager for MAK Fund, MAK-ro Fund and Paloma with respect to the securities reported in this Schedule 13D. Mr. Kaufman is the controlling person of MAK Capital.

The principal business address for MAK Fund and MAK-ro Fund is c/o M Q Services Ltd., Victoria Place, 31 Victoria Street, Hamilton HM 10 Bermuda.

The principal business address for each of MAK Capital, MAK GP and Mr. Kaufman is 590 Madison Avenue, 9th Floor, New York, New York 10022.

The principal business address for each of Paloma and PPM is Two American Lane, Greenwich, Connecticut 06836-2571.

The principal business address for each of Mr. Sussman and TAM is 217 Commercial Street, Portland, Maine 04101.

The principal business of each of MAK Fund and Paloma is a private investment fund.

CUSIP No. 989855101	SCHEDULE 13D/A	Page 9 of 14

The principal business of each of Mr. Kaufman and Mr. Sussman is providing investment management services.

The principal business of each of MAK Capital, MAK GP and TAM is providing investment management services. The principal business of PPM is providing administrative services.

Item 4                   PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended by the addition of the following information:

On April 10, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among AMETEK, INC., a Delaware corporation (“Parent”), AMETEK MATTERHORN, INC., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and the Issuer, pursuant to which the Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”), the consummation of which is conditioned upon, among other things, the affirmative vote (the “Company Stockholder Approval”) of a majority of the votes entitled to be cast by the holders of the outstanding shares of Common Stock. Pursuant to the Merger Agreement, each share of Common Stock shall be converted into the right to receive $19.25 effective as of the Effective Time (as defined in the Merger Agreement).

In order to induce Parent and Merger Sub to enter into the Merger Agreement, MAK Fund, MAK-ro Fund, MAK Capital, and Sunrise Partners Limited Partnership, a Delaware limited partnership and subsidiary of Paloma and the record holder of the Common Stock beneficially owned by Paloma (“Sunrise” and collectively with MAK Fund, MAK-ro Fund, and MAK Capital, the “Voting Parties”) have entered into a voting agreement (the “Voting Agreement”) with Parent to vote in favor of the Merger, as further described in Item 6 hereto.

On April 10, 2014, the board of directors of the Issuer, of which Mr. Kaufman is the chairman, voted in favor of the Merger.

The foregoing description of the terms of the Voting Agreement is intended as a summary only and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit A to this Schedule 13D and is incorporated herein by reference.

For a complete description of the Merger, see the Merger Agreement, which is attached hereto as Exhibit B and is incorporated herein by reference.

Item 5                   INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) of Item 5 of this Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 989855101	SCHEDULE 13D/A	Page 10 of 14

(a)	The Reporting Persons beneficially own:

The Reporting Persons collectively beneficially own 4,370,060 shares of Common Stock representing 23.1% of the outstanding shares of Common Stock. The 23.1% ownership calculation was based on the 18,893,149 shares of Common Stock outstanding as of January 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2013, filed with the Securities and Exchange Commission on February 25, 2014.

MAK Fund individually owns 3,073,785 shares of Common Stock representing 16.3% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 556,092 shares of Common Stock representing 2.9% of the outstanding shares of Common Stock.

Paloma individually owns 740,183 shares of Common Stock representing 3.9% of the outstanding shares of Common Stock. Paloma holds its shares of Common Stock through Sunrise.

(b)	MAK Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 3,073,785 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 556,092 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote of the 740,183 shares of Common Stock owned by Paloma.

MAK Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 3,073,785 shares of Common Stock owned by MAK Fund.

MAK-ro Fund, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 556,092 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to dispose or direct the disposition of the 740,183 shares of Common Stock owned by Paloma.

(c)	No transactions in the Issuer’s Common Stock were effected by the Reporting Persons during the past sixty days.

CUSIP No. 989855101	SCHEDULE 13D/A	Page 11 of 14

Item 6                   PURPOSE OF TRANSACTION

Item 6 of this Schedule 13D is hereby amended by the addition of the following information:

As described in Item 4 hereto, the Voting Parties have entered into a Voting Agreement pursuant to which the Voting Parties have agreed, among other things, at any duly called meeting of the stockholders of the company or upon request for the execution of written consents in lieu of a meeting of the stockholders of the Company (a “Company Voting Event”) to cause all shares of Common Stock beneficially owned by the Voting Parties (the “Subject Company Shares”), (i) to be counted as present thereat for purposes of establishing a quorum, and (ii) vote (or cause to be voted), in person or by proxy (or deliver, or cause to be delivered a written consent covering), all such Subject Company Shares, in each case to the fullest extent that such matters are submitted for the vote or written consent of the holder of such Subject Company Shares and that the Subject Company Shares are entitled to vote thereon or consent thereto, (A) in favor of the adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (B) in favor of any other incidental matter reasonably determined by Parent to be necessary in order to facilitate consummation of the Merger; (C) in favor of any proposal to adjourn or postpone any meeting of the stockholders of the Company at which the matters described in the preceding clause (A) are submitted for the consideration and vote of the stockholders of the Company to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and (D) except with the prior written consent of Parent, against (i) any takeover proposal from any person not party to the Merger Agreement, and (ii) certain other transactions that could reasonably be expected to impede, interfere with, delay or adversely affect the Merger.

In addition, pursuant to the Voting Agreement, the Voting Parties have agreed not to directly or indirectly Transfer (as defined therein) any of its Subject Company Shares (or any interest therein or right with respect thereto) or any other security convertible into or exercisable or exchangeable for, shares of Common Stock.

The Voting Agreement and the proxy granted pursuant thereto remain in effect until the earliest of (a) immediately following the occurrence of the Company Voting Event at which the Company Stockholder Approval has been obtained or immediately following Company Stockholder Approval pursuant to the execution of written consents in lieu of a meeting of the stockholders of the Company, (b) the termination of the Merger Agreement in accordance with its terms (as discussed below), and (c) the date on which the parties to the Voting Agreement agree in writing to terminate this Agreement.

CUSIP No. 989855101	SCHEDULE 13D/A	Page 12 of 14

The Merger Agreement may be terminated prior to the Merger as set forth in the Merger Agreement, including: (a) by mutual written consent of the Issuer and Parent, (b) by the Issuer or the Parent (i) if the Merger has not been consummated on or before January 10, 2015, provided that such date may be extended to April 10, 2015 in certain circumstances, or (ii) if the stockholder vote is held and the Company Stockholder Approval has not been obtained, and (c) by the Issuer prior to the receipt of the Company Stockholder Approval, in connection with the entrance into a definitive agreement pursuant to a takeover proposal from a third party, provided that, among other things, the Issuer pay a termination fee to Parent.

The description of the Voting Agreement contained in Item 4 hereof is incorporated herein by reference. The foregoing description of the terms of the Merger Agreement is intended as a summary only and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit B to this Schedule 13D and is incorporated herein by reference.

Item 7                   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – Voting Agreement, dated April 10, 2014, by and among Parent, Issuer, and the parties listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 of Zygo Corporation’s Current Report on Form 8-K filed on April 15, 2014).

Exhibit B – Merger Agreement, dated as of April 10, 2014, by and among Parent, Merger Sub, and Issuer (incorporated by reference to Exhibit 2.1 of Zygo Corporation’s Current Report on Form 8-K filed on April 15, 2014).

Exhibit C – Joint Filing Agreement dated March 8, 2010 (incorporated by reference to Exhibit A to the Reporting Persons’ Schedule 13D filed on March 8, 2010).

Exhibit D – Power of Attorney executed March 27, 2014 by S. Donald Sussman.

CUSIP No. 989855101	SCHEDULE 13D/A	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 16, 2014

MAK Capital one llc

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

mak capital fund lp
By: MAK GP LLC, general partner

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
Managing Member

/s/ Michael A. Kaufman
Michael A. Kaufman

MAK-ro CAPITAL MASTER FUND LP

By:	/s/ Michael A. Kaufman
Michael A. Kaufman,
President

paloma international l.p.
By: Paloma Partners Management Company, general partner

By:	/s/ Randall U. Tam
Randall U. Tam,
Managing Director

s. donald sussman

By:	/s/ Randall U. Tam
Randall U. Tam,
Attorney-in-Fact

CUSIP No. 989855101	SCHEDULE 13D/A	Page 14 of 14

Exhibit D

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Gregory S. Hayt, Douglas W. Ambrose and Randall U. Tam as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. The power of attorney regarding the subject matters hereof, dated as of May 9, 2006, is hereby revoked.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney as of March 27, 2014.

/s/ S. Donald Sussman
S. Donald Sussman

ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On March 27, 2014, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Diane R. Erickson, Notary Public
(signature and office of individual taking acknowledgement)